July 10, 2006
Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Washington D.C. 20549
Attention:      Steven C. Duvall
     Re: Global Energy Group, Inc.; 2005Form 10-KSB filed April 17, 2006
Ladies and Gentlemen:
     GEG Energy Group, Inc. (“GEG”) hereby responds to the comments of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s 2005 Form 10-KSB (the “Form 10-KSB”) that we received by letter dated April 21, 2006 (the “Comment Letter”). The SEC’s comments and GEG’s responses thereto are set forth below and are numbered as such comments were numbered in the Comment Letter. Capitalized terms used herein have the meanings assigned to them in the Form 10-KSB. Page numbers referenced in responses indicate the pages of the Form 10-KSB.
General
1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

Response:	The revisions agreed upon will be included in our future filings, as requested.
Financial Statements
Report of Independent Registered Public Accounting Firm, page 13
2.	Please tell us why you selected an independent auditor based in Tampa, Florida given that your corporate headquarters, and presumably your accounting records, are located in Plano, Texas. Please also tell us whether your independent auditor is licensed in the State of Texas.
5000 Legacy Drive Suite 470 Plano Texas 75024
www.gegsolutions.com
972.943.6040 Voice
972.403.7659 Fax

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Response:	Baumann, Raymondo, & Company (“BR&C”) has been GEG’s historical independent auditors since 2001. Our corporate headquarters were located in Odessa, Florida from 1988 to 2004. BR&C has advised us that BR&C has applied for a temporary license in the state of Texas.
Note J — Stock Issuances, page 15
3.	You have accounted for the transaction with Global Energy Distribution Group, GEDG, as a purchase of GEDG by Global Energy Group, the registrant. However, it appears that the former shareholders of GEDG hold a majority interest in the post-acquisition entity. Normally, this would indicate that for accounting purposes GEDG has acquired the registrant in a reverse acquisition. However, we note in your proxy statement dated January 13, 2004, that GEDG and Global Energy Acquisition Group, GEAG, were then owned by the same persons. Given that GEAG controlled the registrant prior to the purchase transaction, it is unclear whether GEDG and the registrant were under common control prior to the purchase transaction.

Paragraph 11 of SFAS 141 prohibits accounting for assets acquired from entities under common control using the purchase method. Based on the guidance in paragraph D14 of SFAS 141, exchanges of shares between entities under common control should be accounted for in a manner similar to a pooling of interests. EITF 02-5 provides guidance in determining whether entities are under common control for purposes of SFAS 141. Please provide us with additional information to help us understand whether GEDG and the registrant were under common control as defined by EITF 02-5 prior to the merger. Your analysis should be as a point in time prior to the transaction and the satisfaction of its conditions precedent, such as the majority purchase of GEDG by CND. If you believe a control analysis as of a different point in time is appropriate, please provide us with a separate analysis and explanation for your conclusion, in addition to that we have requested.

Response:	Prior to the completion of the initial closing of the Unit Purchase Agreement, dated May 18, 2005 (the “UPA”), between CND, LLC (“CND”) and the then members of Global Energy Distribution Group, LLC (“GEDG”), the members of Global Energy Acquisition Group, LLC (“GEAG”) controlled 92% of the membership interests in GEDG and 79% of the voting power in GEG. As described in our Form 8-K, filed May 18, 2005, and in the Proxy Statement dated December 19, 2005, pursuant to the terms of the UPA, on May 18, 2005, CND purchased 12% of the membership interests in GEDG from the then members of GEDG. At that point in time, GEG and GEDG were controlled by GEAG.

Following the extensive arms length negotiations between GEG and the members of GEDG (of which CND was a minority member), GEG and GEDG entered into the Securities Purchase Agreement, dated July 1, 2005 (“SPA”). Pursuant to the terms of the SPA, all of the members of GEDG sold their membership interests in GEDG to GEG in exchange for approximately 85%

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of the post transaction outstanding common stock of GEG. As the owner of 61% of the membership interests in GEDG (CND concurrently acquired the additional 49% as a condition precedent to the SPA), CND received approximately 52% of the post transaction outstanding common stock of GEG. As a condition to the closing of the SPA, CND became the voting trustee over all of the outstanding shares of GEG’s preferred stock giving it 69% voting control.
Based on the foregoing, immediately following the closing of the SPA, CND controlled GEG. The chart below summarizes the ownership of GEG and GEDG by GEAG and CND at the specific dates indicated:

			After 1st Closing		Closing of SPA
	May 17, 2005		May 18, 2005		August 18, 2005
	GEG	GEDG	GEG	GEDG	GEG	GEDG (a)
CND	—	—	—	12.2	69.1	N/A
GEAG (b)	79.2	92.0	79.2	83.9	18.8	N/A
OTHERS	20.8	8.0	20.8	3.9	12.1	N/A
TOTAL	100.0	100.0	100.0	100.0	100.0	N/A
(a) Wholly owned by GEG at this time.
(b) GEAG and its members.
If you conclude that GEDG and the registrant were not under common control prior to the merger, it appears that your transaction with GEDG should be accounted for as a reverse acquisition. If you disagree, please provide us with additional information to understand the basis for your accounting. If you conclude that reverse acquisition accounting is appropriate, please ensure that your accounting addresses the following bullet points and that the notes to your financial statements clearly discuss the transaction and your accounting for it:
•	Prior to the date of the reverse acquisition the historical financial statements are required to be those of GEDG and should only include the historical results and operations of GEDG;

•	The historical financial statements (GEDG) are required to reflect the shares issued by Global Energy Group (the registrant) “to acquire” GEDG as outstanding for all periods presented in a manner similar to a stock split. This

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will likely require a recalculation of the weighted average shares outstanding for EPS purposes;

•	The historical financial statements (GEDG) should reflect the reverse acquisition of Global Energy Group on the acquisition date. The acquisition date is the date on which Global Energy Group issued its shares to GEDG. On the acquisition date, Global Energy Group’s outstanding shares should be reflected as being issued by GEDG to acquire Global Energy Group.

•	Subsequent to the date of the reverse acquisition, the historical financial statements are required to be those of GEDG and Global Energy Group on a consolidated basis.

Response:	Based on our answer to question #3, we believe GEG acquired GEDG, and therefore this was not a reverse merger. Specifically, SFAS paragraph 17 states that “In a business combination effected through an exchange of equity interest, the entity that issues the equity interests is generally the acquiring entity.” GEG issued shares to purchase GEDG, not the other way around. In addition, subsection C of paragraph 17 states “-all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.” GEG’s Board of Directors is the surviving Board and has the ability to elect or appoint new members. In addition, subsection D of paragraph 17 states “-all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.” GEG’s senior management operates the post acquisition entity. GEDG’s senior management does not operate the post acquisition entity. In addition, subsection E states “-all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.” GEG purchased 100% of the member units in GEDG. The price was determined by a third pary, to be fair relative to the minority shareholders of GEG. Although GEDG was a private company, the price paid by GEG was a premium over the equity value of GEGD, thus resulting in goodwill on GEG’s consolidated balance sheet post acquisition.
Series B Purchase Agreement, page 36
4.	Please tell us the assumptions used to value the Series B preferred stock warrants issued under the purchase agreement and provide us with your computation of the value of these warrants. Please also disclose any expenses associated with these warrants in your statement of operations.

Response:	The Series B preferred stock warrants were issued at fair market value based on the closing price of GEG’s stock on the date of issuance. Therefore, the warrants had no value on the date of issuance. Further, there were no expenses associated with issuing these warrants.

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Distribution Arrangements, page 37
5.	Please tell us the assumptions used to value the warrants to purchase 700,000 shares of your common stock under the turnaround services agreement and provide us with your computation of the value of these warrants. Please also disclose any expenses associated with these warrants in your statement of operations.

Response:	The exercise price of the Turnaround Services Agreement warrant was equal to the closing price of GEG’s stock on the date of issuance of the warrant. Therefore, the warrants had no value on the date of issuance. Further, there were no expenses associated with issuing these warrants.
Form 8-K/A filed November 4, 2006
Exhibit 99.1
Global Energy Distribution Group, LLC
Financial Statements for the Year Ended December 31, 2004
Consolidated Balance Sheets
6.	It is unclear why you have presented subscription receivables in the amount of $100,000 due from shareholders as a non-current asset as opposed to a reduction of member’s equity. Please refer to SAB Topic 4:G. Please revise or advise.

Response:	We chose to present the $100,000 subscription receivable as a non-current asset, as that was the presentation we received from the independently reviewed financial statements as of June 30, 2005. We agree with your recommendation regarding placing that item as a reduction in member’s equity, and we will make the necessary correction on Form 8-K/A.
Consolidated Statements of Cash Flows
7.	It is unclear why you have recorded the increase in subscriptions receivable of $100,000 as use of cash from investing activities. This transaction does not appear to have an associated cash flow. Further, cash capital contributions are properly reflected as financing activities. Please refer to SFAS 95.

Response:	Based on our response to question 7, we will make the necessary correction on Form 8-K/A regarding reflecting the item as a financing activity versus investing activity.
Notes to Financial Statements
8.	Please disclose your revenue recognition accounting policy and any other significant accounting policies.

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Response:	Form 8-K/A dated November 4, 2005, contains all financial statement footnotes that GEG received from GEDG’s independent audit report for the year ending December 31, 2004. GEG will provide the appropriate revenue recognition accounting policy. We will promptly amend the Form 8-K/A to reflect the addition.
Financial Statements for the Six Months June 30, 2005
General
9.	Please provide financial statement footnotes for the June 30, 2005 financial statements. Please disclose your revenue recognition accounting policy and any other significant accounting policies.

Response:	Form 8-K/A dated November 4, 2005, contains all financial statement footnotes that GEG received from GEDG’s independent audit report for the year period ended June 30, 2005. GEG will provide additional financial statement footnotes for the corresponding financial statements. We will then promptly amend the Form 8-K/A to include the additional financial statement footnotes.
10.	Please provide us with a rollforward of member’s equity from December 31, 2004 to June 30, 2005.

Response:	Members’ Equity rollforward for GEDG is as follows:

Beginning Balance 1/01/04	$6,179.23
YTD 2004 Net Profit	$64,865.25

Ending Balance 12/31/04	$71,044.48
Adjustments to shared savings
Not billed	$16,079.80
YTD 2005 Net Profit	$16,847.72

Ending Balance 6/30/05	$103,972.00
Exhibit 99.2
Pro Forma Financial Information
11.	Please revise the pro forma financial information to reflect the resolution of our other comments.

Response:	As stated in response to comments 7 and 8, GEG will revise the pro forma financial information by means of an amendment to the Form 8-K/A.
12.	It is unclear why you have increased other income (expense) by $64,865 for assumed earnings under the equity method given that GEDG’s earnings of $64,865 are included in the consolidated pro forma operating income (loss) due to the 100% interest you acquire in the pro forma transaction.

Response:	GEG will make the requested corrections to Form 8-K/A.

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     We appreciate your attention to this matter. If you have any questions or comments, please do not hesitate to our counsel at Conner & Winters, LLP, Mark H.Bennett, at (405) 272-5711.

Sincerely,
By:	/s/ John R. Bailey
John R. Bailey
Chief Financial Officer